

June 4, 2014

Via E-mail
Stuart Rosenstein
Executive Vice President, Chief Financial Officer and Secretary
Townsquare Media, LLC
240 Greenwich Avenue
Greenwich, CT 06830

      Re: Townsquare Media, LLC
                Draft Registration Statement on Form S-1
                Submitted on May 9, 2014
                File No. 377-00602

Dear Mr. Rosenstein:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please furnish all exhibits as soon as possible. We must review these documents before the registration statement is declared effective.

2. As soon as practicable, please furnish us with a statement as to whether the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter or a call from FINRA informing us that FINRA has no additional concerns.

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please

supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

4. We note references to third-party information throughout the prospectus. Please provide us with copies of any materials that support third-party statements, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available. To the extent any of these reports have prepared specifically for this filing, file a consent from the party.

Prospectus Summary, page 1

5. We note that you have copied verbatim, with limited exceptions, pages 78 to 90 of your Business Section into the Prospectus Summary. The summary should not contain, and is not required to contain, all of the detailed information in the prospectus. Please revise your summary to carefully consider and identify those aspects of the offering that are the most significant and determine how best to highlight those points in clear, plain language. Refer to Item 503(a) of Regulation S-K and its instruction.

6. Please revise your summary to eliminate or explain the use of jargon, such as "hyper-local" and "mind-share."

7. We note your statements throughout the prospectus that you have a leading market position in small and mid-sized markets. Please expand your disclosure to provide the measure by which you have determined your market position and your relative market share in these markets

8. Please provide us with objective support for your assertions in the prospectus summary regarding market conditions and your services. Also make clear upon what standard or measure you base your claims. For example, provide support for the following:

   - Your statement that you "generate higher total revenue per audience member" (page 1);
   - Your statement that you operate "the nation's largest digital ad network focused on music" (page 2);
   - Your statement that your radio stations reach "approximately 70% of the addressable population" in your markets (page 2);
   - Your statement that you are "#1 or #2 radio revenue market share in 65 of 66 markets" (page 2);
   - Your statement that you are "the third largest owner of radio stations in the United States, based on the number of radio stations owned" (page 3); and
   - Your "digital properties generate more monthly unique visitors than Vevo and Spotify combined" (page 5). These are just examples.

To the extent that you do not have independent support for these statements, please disclose the bases for these beliefs.

9. We note your presentation of pro forma financial information. Please provide a brief description of the Transactions as context for this disclosure. In addition, to provide balance, please provide net revenue and Adjusted EBITDA for the last two years and net income (loss) for the same period.

10. Please revise your disclosure regarding your segments to describe how each segment generates income from its customers and its relative contribution to your aggregate revenue. As drafted, your disclosure describes your operations in each segment and the markets you serve, but does not address the products and services you provide to your customers. Please balance and shorten your summary disclosure and avoid drafting it as marketing document. For example, we note your statement that you "position ourselves with advertisers as *Main Street's Growth Engine*."

11. Please provide a subsection in the Prospectus Summary that discloses the benefits to be received by Oaktree as a result of the offering, including any fees payable to Oaktree in connection with the offering.

12. Please disclose the amount of your outstanding debt, including the amount attributable to your acquisition strategy during the last five years and your acquisition by Oaktree.

National Digital Assets, page 5

13. Please provide a brief description of your revenue sharing arrangement with your third-party affiliated websites.

14. Please disaggregate the number of unique visitors that visit your owned and operated websites and the third-party websites you represent.

Reliable and Substantial Cash Flow Generation, page 10

15. Please clarify the statement "EBITDA less capital expenditures and cash tax expenses represented 89% of our EBITDA."

Background and Corporate Information, page 13

16. Please discuss any bankruptcies involving the company within the past five years.

17. Please provide a brief summary of the significant acquisitions that have taken place in the last five years, including assets acquired, purchase price and any shares issued as consideration to the sellers, and any material changes in the mode of conducting the business.

Summary Historical and Unaudited Pro form Consolidated Financial and Other Data, page 17

18. We note that the non-GAAP measure you characterize as "EBITDA" on page 20 includes adjustments for "transaction and other restructuring costs" and "other" items. Measures that are calculated differently than those described as EBITDA in Exchange Act Release No. 47226 should not be characterized as "EBITDA" and their titles should be distinguished from "EBITDA". Please revise here and throughout the document.

19. Further, we note that according to the second paragraph of footnote (2) on page 19 you consider the non-GAAP measure you characterize as "Free Cash Flow" to be a measure of performance. Tell us how "Free Cash Flow" that excludes net cash interest expense, capital expenditures and cash paid for taxes is a measure of performance.

20. Please disclose, to the extent material, the additional purposes, if any, for which your management uses the listed non-GAAP financial measures. For example, please disclose whether any of your non-GAAP financial measures are used in your compensation program.

Risk Factors, page 18

21. Please provide risk factor disclosure regarding the difference in ad rates between advertising on terrestrial radio and online and mobile advertising.

Our substantial indebtedness could have an adverse impact on us, page 31

22. Please quantify your debt service requirements and disclose the percentage of your cash flow that must be dedicated to debt service, both principle and interest.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 47

23. Please revise your description of the transactions included in the pro forma presentation to exclude transactions predating the beginning of your most recently completed fiscal year as the effects of such transaction are already included in your historical operations for that year.

24. Similarly, please see of Rule 11-02(b)(6) of Regulation S- X and clearly disclose that your pro forma adjustments were computed assuming the transactions were consummated at the beginning of the fiscal year presented.

25. The basis for your pro forma adjustment to historical interest expense is unclear. We note the third and eighth paragraphs of page F-24, which disclose that the proceeds of $145.9 million of 9% Unsecured Senior Notes due in April 2019 and $102 million of Incremental Term Loans maturing in 2018 were used to finance the Peak(Boise) and Cumulus II acquisitions. It appears as though these financings reflect the only encumbrances of debt that were directly related to the 2013 acquisition transactions. Please tell us the following:

   • Give us the calculation supporting each of components underlying your $4,347,000 pro forma adjustment to interest,
   • Identify the specific LIBOR rate provided for in the Incremental Term Loan agreement,
   • Tell us how you calculated the 0.15% LIBOR rate applied to the Incremental Term Loans, and
   • Tell us your consideration of the applicability of the criteria of Rules 11-02(b)(6)(i),(ii) and (iii) of Regulation S-X to each item comprising pro forma adjustment (3) in this pro forma presentation and your March 31, 2013 pro forma information included on pages 66 and 67.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 50

26. Please enhance your MD&A to discuss the likely impact of known trends, demands, commitments, events or uncertainties which are reasonably likely to have material effects on your financial condition or results of operations. For example, you should discuss how you plan to integrate the companies you have recently acquired. Discuss how these acquisitions may lead to increases in expenses and capital expenditures, affect your results of operations and liquidity and financial resources and the expected time frames for integrating these operations. For more information, refer to the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations (Release Nos. 33-8350, dated December 29, 2003), and Section III of the Interpretive Rule on Management's Discussion and Analysis (Release Nos. 33-6835, 34-26831, dated May 18, 1989).

27. Please revise your discussion of changes in period-to-period performance to discuss the underlying drivers of such changes. For example, we note that Other Media and Entertainment revenue increased by $4.3 million in 2013. Please discuss the changes in your operations that led to this growth.

Supplemental Pro Forma Results of Operations, page 59

28. We note that you have included full pro forma financial information for the year ended December 31, 2012 in your discussion of comparative results of operations. In some cases, retroactive presentations of revenues and costs of sales may be meaningful for

discussion of trends in MD&A. However, more comprehensive presentations (e.g., through operating income) can be misleading because they cannot meaningfully or accurately depict what operating results would have been had the transaction occurred at the earlier date. Please revise your discussion of your comparative results of operations and presentation of pro forma information for the year ended December 31, 2012 accordingly.

29. It is unclear to us why you included pro forma information for the three months ended March 31, 2014 on pages 68 and 69. Explain to us why you have included the 2014 Live Events Acquisition in this presentation as it appears to be insignificant. Please see Rule 11-02(c)(2)(i) of Regulation S-X and explain to us why you have included adjustments to historical interest expense for the three months ended March 31, 2014 as the effects of changes to your Senior Secured Credit Facility and 9% Senior Notes directly related to the acquisition transactions appear to be reflect in the historical financial statements for the entire period.

Liquidity and Capital Resources, page 70

30. We note your statement that you believe that your current funding sources will enable you to meet your "funding requirements for the foreseeable future." Please revise this disclosure to clarify whether you believe that your current funding sources will be sufficient to fund your operations and meet your funding requirements for the next twelve months.

31. Please disclose whether you have complied with the covenants under your Senior Security Credit Facility. Please disclose any events of default and/or waivers.

Financial Statements

Townsquare Media, LLC

Consolidated Statements of Cash Flows, page F-6

32. Tell us how, in your cash flows statements, you accounted for the fair value of the contingent consideration arising in the MMN Media, Inc. acquisition in August 2012.

Note 2. Summary of significant Accounting Policies

Music Licensing, page F-14

33. We note the settlements of music licensing fees litigation with Broadcast Music, Inc. ("BMI") and American Society of Composers, Authors and Publishers ("ASCAP") in 2012. It appears from your disclosure that you are prospectively recognizing credits for fees previously paid to BMI and ASCAP in 2010 and 2011. Please clarify. Tell us the

amounts of these credits. Explain for us the terms of the settlement and your basis for recognizing such fee reduction over the remaining contract periods, i.e. 2012 to 2016.

Legal Costs, page F-15

34. It appears that you accrue legal costs of defending lawsuits and asserted claims before these legal costs are incurred. Please clarify. Explain this accounting practice for us and tell us your consideration of applicability of authoritative guidance provided by ASC 450 regarding contingent losses. Tell us the amount of such fees accrued at each balance sheet date.

Note 3. Business Acquisitions, page F-16

35. We note that you provided Class A Common Units, Class A Preferred Units of Townsquare Media, LLC ("or warrants to purchase the same") as consideration for your acquisitions of Double O, and from Peak II Holding, LLC (Peak). Tell us and disclose how you determined the value of these equity instruments at the time of each acquisition in the absence of active trading in those units and warrants.

36. Similarly, we note that you exchanged 15 radio stations and other non-monetary assets as part of your consideration for the acquisition of Cumulus I and in the Cumulus Asset Exchange. Tell us and disclose how you determined the fair value of the non-monetary assets provided as consideration for these acquisitions.

37. Please reconcile the disclosure in the last paragraph of page F-18 to the disclosure in the fourth paragraph of page F-27. The equity instruments delivered in the Peak acquisition are identified as those of Townsquare Media, LLC's ultimate parent in the first instance. In the second instance, they are identified as those of Townsquare Media, LLC itself.

38. We note that you allocated most of the Double Q and MMN Media purchase prices to goodwill without allocating any of the purchase price to other non-current assets. Tell us your consideration of identification of purchased other non-current assets related to an advertising business in the MMN Media acquisition transaction.

Note 8. Equity, page F-46

39. We note from the last paragraph of page F-47 that 398,666 units of the Townsquare Media, LLC's equity were distributed to employees as compensation in January 2014. Tell us and disclose how you accounted for stock compensation and how you determined the value of these equity units in the absence of active trading.

Exhibits, page II-4

40. Please file as exhibits the agreements related to your material acquisitions and dispositions described in the registration statement.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Joe Kempf, Staff Accountant, at (202) 551-3352 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney-Advisor, at (202) 551-3268, Kathleen Krebs, Special Counsel, at (202) 551-3350 or me at (202) 551-3257 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director